Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kingsway Financial Services Inc. (the “Company”) on Form 40-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Shaun Jackson
______________________________
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer
May 13, 2003

A signed original of this written statement required by Section 906 has been provided to Kingsway Financial Services Inc. and will be retained by Kingsway Financial Services Inc. and furnished to the Securities and Exchange Commission or its staff upon request.